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                              June 29, 2022

       Wai Hing Lai
       Chief Financial Officer
       Ajia Innogroup Holdings, Ltd.
       187 E. Warm Springs Road, Suite B307
       Las Vegas, Nevada 89119

                                                        Re: Ajia Innogroup
Holdings, Ltd.
                                                            Annual Report on
Form 10-K
                                                            Filed September 28,
2021
                                                            File No. 333-206450

       Dear Mr. Lai:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K filed September 28, 2021

       Item 1. Business, page 1

   1.                                                   Please disclose
prominently that you are not a Chinese operating company but an offshore shell company,
incorporated in Nevada, with the majority of your operations conducted by your subsidiaries based
in Hong Kong and China and that this structure involves unique risks to investors.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China and Hong Kong.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of your securities or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly
 Wai Hing Lai
FirstName  LastNameWai
Ajia Innogroup Holdings, Hing
                         Ltd. Lai
Comapany
June       NameAjia Innogroup Holdings, Ltd.
     29, 2022
June 29,
Page  2 2022 Page 2
FirstName LastName
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. This section should address, but not necessarily be limited to, the risks highlighted in the forward-looking information and Risk Factors sections.
3. We note your chart on page 6 identifying your subsidiaries including where they are domiciled and percentage of interest held. We also note your disclosure about how you will refer to your Company and subsidiaries conducting the business operations. Disclose clearly the entity in which investors are purchasing their interest.
4. Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the shell company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors. Provide cross-references to the consolidated financial statements.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
7. Please revise to disclose the risks that your corporate structure and being based in or
         having the majority of the company   s operations in China poses to
investors. For
         example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of
 Wai Hing Lai
FirstName  LastNameWai
Ajia Innogroup Holdings, Hing
                         Ltd. Lai
Comapany
June       NameAjia Innogroup Holdings, Ltd.
     29, 2022
June 29,
Page  3 2022 Page 3
FirstName LastName
         your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. We note your disclosure on page 8 regarding licenses required from the Hong Kong authority. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion.
         Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Item 1A. Risk Factors, page 8

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Wai Hing Lai
Ajia Innogroup Holdings, Ltd.
June 29, 2022
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264
with any questions.



FirstName LastNameWai Hing Lai                            Sincerely,
Comapany NameAjia Innogroup Holdings, Ltd.
                                                          Division of
Corporation Finance
June 29, 2022 Page 4                                      Office of Trade &
Services
FirstName LastName